SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A. Files on

November 20, 2008

2008 Third Quarter Financial Results

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Forms F-3, file number 333-136811, 333-147762 and  333-152738.

EXPLANATORY NOTE

On November 20, 2008, EDAP TMS S.A. (the “Company”) filed a current report on Form 6-K reporting the Company’s issuance of its earnings press release, but inadvertently failed to include the following statement on the cover page:

“This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Forms F-3, file number 333-136811, 333-147762 and 333-152738.”

This Amendment No. 1 on Form 6-K/A is being filed to correct the foregoing. The earnings press release, attached as Exhibit 99.1 to both this Form 6-K/A and to the original Form 6-K filed on November 20, 2008, was complete and correct in the original filing and remains unchanged in this amendment.

EXHIBIT INDEX

On November 20, 2008 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c)     Exhibit 99.1.     Press release dated November 20, 2008

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EDAP TMS S.A. (Registrant)
Date: November 28, 2008	/s/ MARC OCZACHOWSKI MARC OCZACHOWSKI CHIEF EXECUTIVE OFFICER